Exhibit 99.1

For immediate release
February 6, 2007

Petro-Canada to Retain Oil Sands Properties

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary - Petro-Canada has evaluated the bids received and has determined that it will not divest its interest in the five in situ oil sands properties of Chard, Stony Mountain, Liege, Thornbury and Ipiatik. Petro-Canada’s resource ownership in these properties is estimated at 1.7 billion barrels of bitumen.

The sale process attracted considerable attention from North American and international companies; however, the bids received did not meet Petro-Canada’s expectations.

“These are high-quality oil sands assets. We put a high value on them, which was not met by the market. We would consider selling these properties in the future - if the price is right,” said Neil Camarta, Petro-Canada’s Senior Vice-President of Oil Sands.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Chris Dawson	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7691

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking information. Such information is generally identifiable by the terminology used, such as “plan,” “anticipate,” “forecast,” “believe,” “target,” “intend,” “expect,” “estimate,” “budget” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking information includes, but is not limited to, references to business strategies and goals, future resource purchases and sales and reserves and resources estimates. By its very nature, such forward-looking information requires Petro-Canada to make assumptions that may not materialize or that may not be accurate.

This forward-looking information is subject to known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including changes in taxes, royalty rates and resource utilization strategies; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, ramp up progress, facility reliability, planned and unplanned gas plant shutdowns, success of restarts following turnarounds, reservoir performance and natural decline rates, success of non-conventional resource plays, water handling and production from coal bed methane (CBM) wells, and drilling progress and results. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this release is made as of the date of this release and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this release is expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. The Company’s reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s proved reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices, and may differ from Canadian domestic standards and practices. Petro-Canada follows the Society of Petroleum Engineers, World Petroleum Congress and the American Association of Petroleum Geologists definitions for “resources.” “Total resources” is reserves plus resources.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as ‘‘probable,’’ ‘‘possible,’’ ‘‘recoverable,’’ or ‘‘potential’’ reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.